Exhibit 99.161

CONSENT OF RODERICK C. SMITH

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A.” dated August 6, 2012 (the “Roca Honda Report”) and (2) the Management Information Circular of the Company dated July 15, 2013, which includes reference to the undersigned’s name in connection with technical information relating to the Roca Honda Report and the properties described therein.

/s/ Roderick C. Smith
Roderick C. Smith, P. E.

Date: November 15, 2013